

Christopher Wynne · 3rd

Majority Shareholder & CEO

Moscow, Moscow, Russia · Contact info

500+ connections

PJ Western

Northwestern University

Experience

Founder & CEO
PJ Western
2006 – Present · 15 yrs

Owner of Papa John's Master Franchise in Germany, Russia, and Poland, operating over 230 Papa John's stores and 10 dough production and logistic centers across Eastern and Central Europe.

Co-Founder
Miraflora
Dec 2018 – Present · 2 yrs 11 mos
Boulder, Colorado, United States

Miraflora is a vertically integrated, organic hemp company. Our scientifically vetted, organically grown, full-spectrum CBD is an all-natural, health and wellness staple that has been carefully cultivated on an organic hemp farm in Boulder County, CO.

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Managing Partner
Bison Invest
Jan 2002 – Present · 19 yrs 10 mos

An international development and investment company with over 15 years of experience in real estate development, financial advisory, international trade, and restaurant development and management.

Director
Western Resources / Russian American Mortgage Company
May 2007 – Sep 2009 · 2 yrs 5 mos
Moscow, Russian Federation

Co-founded and directed Moscow operations of residential mortgage conduit, which worked with Russian commercial and federal mortgage lending institutions in partnership with Greenwich Financial Services. The company completed the first asset backed securitizations originated in Russia with bond sales to foreign investors.

Project Manager
National Nuclear Security Administration
2000 – 2002 · 2 yrs

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Education

Northwestern University
BA, Economics
1995 – 1999

The George Washington University
MA, International Affairs - Security Politics
1999 – 2000

Choate Rosemary Hall
1992 – 1995